Filed by Stratos Lightwave, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 0-30869

Subject Company: Stratos Lightwave, Inc.

An Agreement and Plan of Merger among Stratos Lightwave, Inc., Sleeping Bear Merger Corp. and Sterling Holding Company dated as of July 2, 2003, was filed by Stratos Lightwave, Inc. as Exhibit 2.1 to its Current Report on Form 8-K filed today and is incorporated by reference in this filing.

Stratos Lightwave, Inc. issued the following press release today:

Contacts:	David A. Slack, CFO
Michael T. Perkins, Manager of Investor Relations
(708) 867-9600

STRATOS LIGHTWAVE TO ACQUIRE STERLING HOLDING COMPANY

CHICAGO (July 2, 2003)—Stratos Lightwave, Inc., (NASDAQ: STLW) a leading supplier of optical subsystems and optical components, today announced it has entered into a definitive agreement to acquire Sterling Holding Company a privately-held company based in Mesa, AZ, that designs and manufactures RF and Microwave interconnect products via its two operating units, Trompeter Electronics and Semflex.

Under the terms of the agreement, Stratos has agreed to acquire Sterling Holding and Sterling will become a wholly owned subsidiary of Stratos. Sterling shareholders will receive approximately 6.1 million shares of Stratos common stock and 50,000 shares of a Series B participating preferred stock. The preferred has a face value of $5.0 million and a contingent value of up to $11.25 million based on certain events and the future performance of Stratos’ share price. The transaction is expected to close in Stratos’ third fiscal quarter 2004 and is intended to qualify as a tax-free reorganization. The acquisition is subject to approval by both Stratos’ and Sterling’s shareholders and other customary conditions. Sterling’s directors, and a majority of its key shareholders, including Citicorp Venture Capital have agreed to vote in favor of the transaction. Upon closing, Citicorp Venture Capital will own approximately 27% of the combined company. In connection with the transaction Stratos will expand its Board of Directors to nine members. The new board will be comprised of four members from Stratos Lightwave’s Board, four members from Sterling’s Board, and an additional director chosen by Sterling. Jim McGinley will remain as CEO of Stratos at its Chicago headquarters. CIBC World Markets acted as exclusive financial advisor to Stratos Lightwave in connection with the transaction.

For the calendar year ended December 31, 2002 Sterling generated $39.5 million in revenues, with operating income of $4.9 million, EBITDA of $5.5 million, and net income of $2.7 million. Sterling manufactures and markets high end RF and Microwave interconnect components and assemblies for the Telecommunications, Military/Aerospace, and Television/Broadcast Industries. The company’s products include coax, triax, and twinax connectors, cross-connects and cable assemblies. For the twelve months ended December 31, 2002, based on company estimates, approximately 31% of revenue was generated from the Telecom Sector and approximately 44% from the Military/Aerospace Sector, with the balance from other markets.

Jim McGinley, CEO of Stratos remarked “The acquisition of Sterling and its superior brands in the RF and Microwave markets, Trompeter and Semflex, complement our active and passive optical subsystems business and bolster our presence in attractive growth markets. We expect the combination of Stratos and Sterling to allow the combined company to aggregate its core Optical and RF capabilities to better serve both companies’ existing customers and expand their presence in new markets with new customers. Growth in broadband connections in the DSL, Cable Modem, Enterprise, and Military markets is driving greater bandwidth demand in optical and electronic network segments. With the addition of Sterling, Stratos is better positioned to serve the needs of these customers now and in the future. Our intention is to offer customers the right solution, regardless of technology, for their specific application, with the finest customer support and on time delivery. In addition to the new products and technologies that come with the acquisition of Sterling, we welcome the addition of Sterling’s management team with their strong culture of profitability.”

Due to the upcoming holiday weekend, Stratos will host a live audio webcast and conference call on Monday, July 7th at 5:00 pm EDT. Investors and other interested parties may listen to the live webcast by visiting the investor relations section of the Stratos Lightwave website at www.stratoslightwave.com A replay of the conference call will be available for 72 hours beginning at 7:00 pm EDT. The replay number is 1-800-642-1687 with a pass code of 1619416. A webcast replay will also be available on the Company’s website.

ABOUT STRATOS LIGHTWAVE

Stratos Lightwave, Inc. (NASDAQ: STLW) develops, manufactures and sells optical subsystems and components for high data rate networking, data storage, military, harsh environment, television/broadcast and telecommunications applications. These optical subsystems are used in local area networks (LANs), storage area networks (SANs), metropolitan area networks (MANs), wide area networks (WANs), and central office networking in the telecommunications market. The company also designs, manufactures, and sells a full line of optical components and cable assemblies for use in these networks.

THIS IS NOT A PROXY SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Stratos or Sterling Holding, and Stratos will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Sterling Holding with a subsidiary of Stratos. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Stratos will be available free of charge from Stratos Investor Relations, 7444 W. Wilson Avenue, Chicago, Illinois 60706-4549.

Stratos and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Stratos and Sterling Holding in connection with the merger. Information about the directors and executive officers of Stratos and their ownership of Stratos stock is set forth in the proxy statement for Stratos’ 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

SAFE HARBOR STATEMENT

This press release contains predictions, estimates and other forward-looking statements regarding anticipated revenue growth, customer orders, manufacturing capacity and financial performance. All forward-looking statements in this press release are based on information available to the company as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Forward-looking statements are subject to risks and uncertainties and actual results may differ materially from any future performance suggested. These factors include rapid technological change in the optical communications industry; fluctuations in operating results; the Company’s dependence on a few large customers; and competition. Other risk factors that may affect the Company’s performance are listed in the Company’s annual report on Form 10-K and other reports filed from time to time with the Securities and Exchange Commission.

For additional information contact Stratos Lightwave at 7444 W. Wilson Ave., Chicago, IL USA 60706-4549; Tel: 708.867.9600. Fax: 708.867.0996.